UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2004

VENTURE FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Washington	**0-24024**	**91-1277503**
(State or Other Jurisdiction of Incorporation or Organization	(Commission File Number)	(I.R.S. Employer Identification Number)

721 College St SE
Lacey, Washington 98503
(Address of Principal Executive Offices)(Zip Code)

(360) 459-1100
(Registrant's Telephone Number, Including Area Code)

None
(Former name or former address, if changed since last report)

Item 5.   OTHER EVENTS

On May 6, 2004, a press release was issued announcing a three-for-two stock split payable May 28, 2004 to all shareholders of record as of May 16, 2004. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Item 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(a)   Financial statements. - not applicable

(b)   Pro forma financial information. - not applicable

(c)   Exhibits.

99.1   Press Release dated May 6, 2004 announcing the stock split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENTURE FINANCIAL GROUP, INC.

(Registrant)

Dated: May 10, 2004

By:/s/ Leigh A. Baxter

Leigh A. Baxter, Corporate Secretary

EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Contact: Cathy Reines
Chief Financial Officer
360.459.1100

Venture Financial Group Announces Stock Split

Olympia, Wash., May 6, 2004 - Venture Financial Group, Inc. ("the Company") announced that on April 21, 2004, the Board of Directors declared a three-for-two stock split of the shares of the Company Common Stock to all shareholders of record as of May 16, 2004.

Venture Financial Group, Inc., through its wholly owned subsidiary, Venture Bank has 20 offices in four western Washington counties and offers a full spectrum of financial services including commercial, construction, residential and consumer lending, deposit products and other banking services. The bank also provides a broad range of investment services through its subsidiary Venture Wealth Management, Inc. Further information about the Bank may be found on the Internet at www.venture-bank.com.